Exhibit 21

Hot Topic, Inc.

List of Subsidiaries

Entity	Entity Type	STATE/PLACE OF INCORPORATION

Hot Topic Administration, Inc.	Corporation	California

Hot Topic Merchandising, Inc.	Corporation	California

hottopic.com, Inc.	Corporation	California

Hot Topic Tennessee, Inc.	Corporation	California